03002223

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UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR - 3 2003 WASH. D.C. 181 SECTION

SEC FILE NUMBER
8- 50579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Western Municipal Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

583 N. Minaret Street
(No. and Street)

Turlock, CA 95380
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Stocks (209) 632-0257
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berger & Company, C.P.A.'s
(Name — *if individual, state last, first, middle name*)

687 East Canal Drive (Address) Turlock (City) CA (State) 95380 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 19 2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Marc Stocks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Municipal Securities Corporation, as of December 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

Erin L. Machado [signature]
Erin L. Machado, Notary Public

ERIN L. MACHADO
Commission # 1238532
Notary Public - California
Stanislaus County
My Comm. Expires Oct 18, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTERN MUNICIPAL SECURITIES CORPORATION

AUDIT REPORT

DECEMBER 31, 2002

BERGER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
Member
American Institute of Certified Public Accountants
California Society of Certified Public Accountants

Partners

Richard J. Berger
Kevin R. Berger
Sally Bill Paulson

INDEPENDENT AUDITORS' REPORT

Board of Directors
Western Municipal Securities Corporation

We have audited the accompanying statement of financial condition of Western Municipal Securities Corporation, (a California corporation) as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Municipal Securities Corporation at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berger and Company

Berger and Company, CPA'S
February 25, 2003

687 E. Canal Drive
Turlock, CA 95380

Phone (209) 632-9938
FAX (209) 667-5849
www.bergerco.com

1301 K St., Suite A
Modesto, CA 95354

Phone (209) 576-8003
FAX (209) 576-0939

BERGER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
Member
American Institute of Certified Public Accountants
California Society of Certified Public Accountants

Partners

Richard J. Berger
Kevin R. Berger
Sally Bill Paulson

Board of Directors
Western Municipal Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedule of Western Municipal Securities Corporation for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Western Municipal Securities Corporation (the Company) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

687 E. Canal Drive
Turlock, CA 95380

Phone (209) 632-9938
FAX (209) 667-5849
www.bergerco.com

1301 K St., Suite A
Modesto, CA 95354

Phone (209) 576-8003
FAX (209) 576-0939

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Berger and Company

Berger and Company, CPA'S
February 25, 2003

WESTERN MUNICIPAL SECURITIES CORPORATION
Statement of Financial Condition
Year Ended December 31, 2002

ASSETS

Current Assets:		
Cash on Hand and in Bank		$161,208.27
Advances - Stockholder		5,651.90
Total Current Assets		166,860.17
Fixed Assets:		
Office Furniture, Fixtures, and Equipment	$ 54,813.61	
Less Accumulated Depreciation	39,084.07	15,729.54
Other Assets:		
Investments - Note 1	28,475.00	
Deferred Income Taxes - Note 1	1,000.00	29,475.00
Total Assets		$212,064.71

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accounts Payable - Trade	$ 307.51	
Payroll Taxes Withheld and Accrued	9,875.46	
Income Taxes Payable	1,043.00	
Total Current Liabilities		11,225.97
Long-Term Liabilities:		
Note Payable - Stockholder - Note 2		80,000.00
Other Liabilities:		
Deferred Income Taxes - Note 1		1,800.00
Stockholder's Equity:		
Common Stock, No Par Value Shares Authorized - 1,000,000 Issued and Outstanding - 500,001	2,375.00	
Retained Earnings	119,788.74	
Unrealized Loss on Marketable Securities (Net of $1,000.00 Deferred Tax Benefits)	(3,125.00)	119,038.74
Total Liabilities and Stockholder's Equity		$212,064.71

See accompanying notes and independent auditors' report.

WESTERN MUNICIPAL SECURITIES CORPORATION
Statement of Income
Year Ended December 31, 2002

Income:			
Professional Fees			$ 87,731.43
Expense:			
Advertising		$ 50.00	
Automobile Expense		2,196.68	
Bank Service Fees		357.78	
Broker Fees		4,182.45	
Depreciation		6,576.76	
Dues and Subscriptions		1,126.59	
Insurance		5,212.37	
Office Supplies		4,907.86	
Postage and Delivery		950.03	
Printing and Reproduction		603.90	
Professional Fees		6,291.24	
Repairs and Maintenance		6,679.13	
Salaries		36,000.00	
Taxes and License		73.05	
Taxes - Payroll		2,943.00	
Telephone		3,008.15	
Travel and Entertainment		2,108.65	
Utilities		1,855.90	85,123.54
Operating Income			2,607.89
Less Other Deductions Less Other Income:			
Other Deductions:			
Interest		5,333.28	
Less Other Income:			
Interest	$ 1,918.27		
Miscellaneous	1,054.23	2,972.50	2,360.78
Income Before Income Tax Expense			247.11
Income Tax Expense - Note 3:			
Federal Income Tax (Benefit)		(57.00)	
State Income Tax		900.00	843.00
Net Income (Loss) - Note 4			$ (595.89)

See accompanying notes and independent auditors' report.

WESTERN MUNICIPAL SECURITIES CORPORATION
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2002

Stockholder's Equity at January 1, 2002	$ 122,759.63
Net Income (Loss) - Note 4	(595.89)
Unrealized loss on Marketable Securities (Net of $1,000.00 Deferred Tax Benefits)	(3,125.00)
Stockholder's Equity at December 31, 2002	$ 119,038.74

See accompanying notes and independent auditors' report.

WESTERN MUNICIPAL SECURITIES CORPORATION
Statement of Cash Flows
Year Ended December 31, 2002

Operating Activities:			
Net Income (Loss) for the Year Ended December 31, 2002			$ (595.89)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:			
Depreciation		$ 6,576.76	
Deferred Income Taxes		(200.00)	
Changes in Operating Assets and Liabilities:			
Increase in Accounts Payable	$ 4,900.89		
Decrease in Income Taxes Payable	(2,071.00)	2,829.89	9,206.65
Net Cash Provided by Operating Activities			8,610.76
Investing Activities:			
Advances to Stockholder		(5,651.90)	
Purchase of Equipment		(3,706.06)	(9,357.96)
Increase (Decrease) in Cash and Cash Equivalents			(747.20)
Cash and Cash Equivalents at January 1, 2002			161,955.47
Cash and Cash Equivalents at December 31, 2002			$ 161,208.27

Supplemental Disclosures:

The Company made the following cash payments for interest and income taxes during the year ended December 31, 2002:

Interest	$ 5,333.28
Income Taxes	3,114.00

See accompanying notes and independent auditors' report.

WESTERN MUNICIPAL SECURITIES CORPORATION
Notes to Financial Statements
Year Ended December 31, 2002

Note 1 - Significant Accounting Policies:

Nature of Business

Western Municipal Securities Corporation is owned and operated by Marc Stocks. The corporation engages in municipal debt security transactions and is a member firm of the National Association of Securities Dealers, Inc. The Company is a California corporation, incorporated as of August 2, 1996.

Directors and Officers of the corporation are as follows:

Marc Stocks	President/Secretary/Treasurer

The Articles of Incorporation indicate 1,000,000 no par value shares of common stock are authorized. As of December 31, 2002, 500,001 shares of common stock are issued and outstanding in the name of Marc Stocks.

Method of Accounting

The Company accounting records are maintained on an accrual basis, an accounting system wherein recognition is given to revenues and expenses in the period to which they relate.

Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance, repairs, and other renewals of items are charged to expense as incurred.

WESTERN MUNICIPAL SECURITIES CORPORATION
Notes to Financial Statements
Year Ended December 31, 2002

Note 1 - Significant Accounting Policies (Continued):

Depreciation

Depreciation of property and equipment is provided for using the straight-line and declining balance methods over the estimated useful lives of the assets.

Cash

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Concentrations

The Company maintains cash balances at Wedbush Morgan Securities, a financial institution located in Los Angeles, California. Cash balances are insured by the Securities Investor Protection Corporation up to $100,000.00. At December 31, 2002, the Company had uninsured cash balances of $56,164.45.

Income Taxes

Income taxes are recorded using Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this statement, income taxes are provided for the tax effects of transaction reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of accumulated depreciation for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences which will either be deductible or taxable when the assets and liabilities are recovered or settled.

Note 1 - Significant Accounting Policies (Continued):

Investments

The Company owns 1,500 shares of common stock and 1,000 warrants to purchase common stock in THE NASDAQ STOCK MARKET, INC. The warrants expire in various years ending in June, 2006. The investments are recorded using Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under this standard, marketable securities classified as available-for-sale are reported at fair market value with unrealized gains and losses excluded from current earnings and reported as a separate component of Stockholder's Equity. The common stock was valued using quoted market prices. The warrants are illiquid securities with no practicable way to estimate fair value. Accordingly, the warrants are valued at cost. As of December 31, 2002, the aggregate fair value of marketable equity securities was $28,475.00 with a cost of $32,600.00. The gross unrealized loss was $4,125.00.

Note 2 - Note Payable - Stockholder:

The Note Payable - Stockholder in the amount of $80,000.00 is unsecured. The funds were loaned to the Company by the stockholder to comply with future net capital required by the Securities Exchange Commission and the National Association of Securities Dealers, Inc. (the "NASD"). In compliance with the NASD rules and regulations this note became subordinated in January, 1999. The note bears simple interest at a rate of ten percent (10.00%) per annum. The note requires monthly interest payments and is due January 1, 2007.

Note 3 - Income Tax Expense:

Income Tax Expense consists of the following:

	Federal	State
Taxes Currently Payable	$ 243.00	800.00
Deferred Tax Expense (Benefit)	(300.00)	100.00
	$ (57.00)	900.00

WESTERN MUNICIPAL SECURITIES CORPORATION
Notes to Financial Statements
Year Ended December 31, 2002

Note 3 - Income Tax Expense (Continued):

The components of Deferred Tax Expense (Benefit) are as follows:

	Federal	State
Tax Expense in Excess of Financial Expense	$ 0.00	100.00
Financial Expense in Excess of Tax Expense	(300.00)	0.00
	$ (300.00)	100.00

Note 4 - Earnings Per Share:

At December 31, 2002, the Company reported a net loss for the year of $595.89. This represents a loss of $.001 per share of outstanding common stock.

Note 5 - Net Capital:

The Company is a registered broker and member firm of the National Association of Securities Dealers, Inc. (the "NASD") and, accordingly is subject to the minimum net capital requirements of the NASD and Securities and Exchange Commission. As such, it is subject to the Uniform Net Capital Rule pursuant to rule 15c3-1 of the Securities Exchange Act of 1934. Under this rule, required net capital shall not be less than $5,000.00. As of December 31, 2002, the Company has met all net capital requirements.

WESTERN MUNICIPAL SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
Supplementary Schedule I
December 31, 2002

Net Capital:		
Total stockholder's equity		$ 199,038.74
Deductions and/or Charges:		
Non-allowable assets:		
Investments	$ 28,475.00	
Fixed assets - Net of Accumulated Depreciation	15,729.54	44,204.54
Net Capital		$154,834.20
Aggregate Indebtedness:		
Accounts payable and other Liabilities	$ 13,025.97	
Total aggregate indebtedness		$ 13,025.97
Ratio of Aggregate Indebtedness To Net Capital:		
Net Capital		$ 154,834.20
Net Capital Requirement - Greater of 6-2/3% of aggregate indebtedness or $100,000		100,000.00
Net Capital in excess of requirement		$ 54,834.20
Ratio: Aggregate indebtedness to net capital		.08 to 1

WESTERN MUNICIPAL SECURITIES CORPORATION
Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2002)

Net Capital as reported in Company's Part IIA (unaudited) FOCUS report	$150,689.91
Audit adjustments to correct payroll tax liabilities and record additional payables	4,144.29
Net Capital	$154,834.20